UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

320771207

(CUSIP Number)

Andrea L. Mancuso

460 Herndon Parkway, Suite 150

Herndon, VA 20170

(703) 456-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320771207		Page 2 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON HC2 Investment Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 987,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 987,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.56%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 320771207		Page 3 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON HC2 Holdings 2, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 987,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 987,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.56%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 320771207		Page 4 of 11 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HC2 Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 987,225
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 987,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 987,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.56%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 320771207		Page 5 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.01 par value (the “Shares”), of The First Marblehead Corporation (the “Issuer”). The principal executive offices of the Issuer are located at The Prudential Tower, 800 Boylston Street, 34th Floor, Boston, MA 02199.

Item 2.	Identity and Background.

This Schedule 13D is being filed by HC2 Investment Securities, Inc., a Delaware corporation (“HC2 Investment Securities”), HC2 Holdings 2, Inc., a Delaware corporation (“HC2 Holdings”), and HC2 Holdings, Inc., a Delaware corporation (“HC2” and, together with HC2 Investment Securities and HC2 Holdings, the “Reporting Persons”).

The Shares reported in this Schedule 13D are held directly by HC2 Investment Securities. HC2 Investment Securities is a wholly owned subsidiary of HC2 Holdings, which in turn is a wholly owned subsidiary of HC2. Neither HC2 Holdings nor HC2 directly owns any securities of the Issuer. However, as a result of the relevant ownership structure of the Reporting Persons, HC2 Holdings and HC2 may be deemed to beneficially own the securities of the Issuer directly owned by HC2 Investment Securities.

The principal business address of each of the Reporting Persons is 460 Herndon Parkway, Suite 150, Herndon, VA 20170. HC2 is a holding company whose principal interests include telecommunications, life sciences, manufacturing, marine services and utilities businesses. HC2 Holdings and HC2 Investment Securities are wholly owned subsidiaries of HC2 through which HC2 holds certain of its interests. Information with respect to the executive officers and directors of the Reporting Persons required by this Item 2 and General Instruction C to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $3.3 million was paid to acquire the 987,225 Shares reported in this Schedule 13D. The source of funding for the purchase of these Shares was the general working capital of HC2.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Shares over which they exercise beneficial ownership based on their belief that such Shares, when purchased, represented an attractive investment opportunity. The Reporting Persons have discussed and may from time to time discuss the Issuer’s business, strategies and other matters related to the Issuer with directors and officers of the Issuer, other shareholders or third parties in connection with the Reporting Persons’ investment in the Issuer. These discussions may review options for various strategic alternatives, including, but not limited to, acquiring control of the company. Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D. Accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Shares or other securities of the Issuer, including with a view to acquiring control of the Issuer; (ii) pledge, encumber, provide a security interest with respect to, dispose of or transfer (including pursuant to the exercise of a pledge, encumbrance or other security interest) all or a portion of the securities of the Issuer, including Shares, that the Reporting Person now owns or may hereafter acquire to any person or entity; (iii) enter into derivative and other transactions with institutional counterparties with respect to the Issuer’s securities, including Shares; (iv) request or seek that the Issuer or any of its subsidiaries purchase or otherwise acquire all or a portion of another person’s assets or business or enter into new or different business activities; (v) request or seek that the Issuer or any of its subsidiaries enter into one or more acquisitions, business combinations, mergers or agreements to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity; (vi) request or seek that the Issuer or any of its subsidiaries raise capital or restructure its capitalization, indebtedness or holding company arrangements; (vii) request or seek that the Issuer or any of its subsidiaries make personnel changes; (viii) request or seek that the Issuer or any of its subsidiaries change the identity of its directors or officers; (ix) request or seek that the Issuer or any of its subsidiaries make other material changes in the Issuer’s or any of its subsidiaries’ corporate structure, governance or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5.	Interest in Securities of the Issuer.

The Shares reported in this Schedule 13D are held in the name of HC2 Investment Securities. Percentage ownership information in this Schedule 13D with respect to the Shares is based upon 11,526,987 Shares outstanding, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014.

(a, b) As of the date hereof, HC2 Investment Securities may be deemed to be the beneficial owner of 987,225 Shares, representing the beneficial ownership of 8.56% of the Shares.

HC2 Investment Securities has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 987,225 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 987,225 Shares.

CUSIP No. 320771207		Page 6 of 11 Pages

SCHEDULE 13D

(a, b) As of the date hereof, HC2 Holdings may be deemed to be the beneficial owner of 987,225 Shares, representing the beneficial ownership of 8.56% of the Shares.

HC2 Holdings has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 987,225 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 987,225 Shares.

(a, b) As of the date hereof, HC2 may be deemed to be the beneficial owner of 987,225 Shares, representing the beneficial ownership of 8.56% of the Shares.

HC2 has the sole power to vote or direct the vote of none of the Shares; has the shared power to vote or direct the vote of 987,225 Shares; has sole power to dispose or direct the disposition of none of the Shares; and has shared power to dispose or direct the disposition of 987,225 Shares.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of Shares effected in the open market, and commissions paid are included in per share prices.

Name of Reporting Person	Date of Transaction	Number of Shares	Price per Share
HC2 Investment Securities	06/25/2014	15,000	$4.106
HC2 Investment Securities	06/26/2014	40,000	$4.210
HC2 Investment Securities	06/27/2014	25,400	$4.298
HC2 Investment Securities	11/10/2014	25,000	$2.195
HC2 Investment Securities	12/02/2014	219,000	$1.400
HC2 Investment Securities	12/03/2014	10,000	$1.494
HC2 Investment Securities	12/04/2014	40,813	$1.597
HC2 Investment Securities	12/05/2014	46,297	$1.689
HC2 Investment Securities	12/08/2014	20,000	$1.756
HC2 Investment Securities	12/09/2014	63,700	$1.808
HC2 Investment Securities	12/10/2014	30,000	$1.980
HC2 Investment Securities	12/11/2014	1,800	$1.949
HC2 Investment Securities	12/12/2014	22,490	$1.962
HC2 Investment Securities	12/18/2014	127,500	$4.848
HC2 Investment Securities	12/19/2014	28,800	$4.947
HC2 Investment Securities	12/22/2014	8,482	$5.070
HC2 Investment Securities	12/23/2014	47,718	$4.970
HC2 Investment Securities	12/24/2014	46,000	$5.038
HC2 Investment Securities	12/29/2014	169,225	$5.290
		987,225

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement of the Reporting Persons.

CUSIP No. 320771207		Page 7 of 11 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2014

HC2 INVESTMENT SECURITIES, INC.

By:	/s/ Mesfin Demise
Name:	Mesfin Demise
Title:	Chief Financial Officer and Director

HC2 HOLDINGS 2, INC.

By:	/s/ Mesfin Demise
Name:	Mesfin Demise
Title:	Chief Financial Officer and Director

HC2 HOLDINGS, INC.

By:	/s/ Mesfin Demise
Name:	Mesfin Demise
Title:	Chief Financial Officer